EX-99.77B

Independent Auditors' Report

The Board of Trustees of Calvert Tax-Free Reserves:

In planning and performing our audits of the financial statements of Money Market Portfolio, Limited-Term Portfolio, Long Term Portfolio and Vermont Municipal Portfolio, each a series of Calvert Tax-Free Reserves, (hereafter referred to as the "Fund") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of the Fund is responsible for establishing and maintaining internal control.  In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls.  Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles.  Those controls include the safeguarding of assets against unauthorized acquisition, use, or disposition.

Because of inherent limitations in internal control, error or fraud may occur and not be detected.  Also, projection of any evaluation of internal control to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.  However, we noted no matters involving internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above as of December 31, 2003.

This report is intended solely for the information and use of management and the Board of Trustees and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 18, 2004

EX-99.77C

Upon notice duly given, a special meeting of shareholders for CTFR California Money Market Portfolio (the "Portfolio") was held on December 19, 2003, for the purpose of voting on the merger of the Portfolio into CTFR Money Market Portfolio.  With regard to the item being voted, the merger was approved by 190,010,546.040 shares of the Portfolio's total number of shares present at the meeting.  10,651,531.230 shares voted against and 2,702,709.980 shares abstained, for an approval rate of 93.4333%.

EX-99.77M

On December 19, 2003, the net assets of CTFR California Money Market Portfolio ("California Money Market Portfolio") merged into the CTFR Money Market Portfolio ("Money Market Portfolio"). The merger was accomplished by a tax-free exchange of 246,393,863 shares of Money Market Portfolio for 246,393,863 shares of California Money Market Portfolio outstanding on December 19, 2003. California Money Market Portfolio's net assets as of December 19, 2003, including $20,412 of accumulated net realized loss, were combined with those of Money Market Portfolio.  Money Market Portfolio's Board of Trustees approved the acquisition on September 10, 2003.